Exhibit 99.1

REE Automotive Announces Fiscal Year 2025 Financial Results

TEL AVIV, Israel, May 15, 2026 – REE Automotive Ltd. (Nasdaq: REE) (“REE” or the “Company”), an automotive technology company that develops and builds software-defined vehicle technology, today announced its financial results for the fiscal year ended December 31, 2025.

During 2025, we grew our engagement with industry leaders such as Mitsubishi Fuso Truck and Bus Corporation, a Japanese manufacturer of trucks and buses and a subsidiary of Archion since 2026 and others. In addition, as part of our announced production pause and shift to being a software-led business, we took significant actions to reduce our net operating expenses, including through a 40% reductions-in-force as of year-end 2025, which lowered our research and development payroll expenses by approximately $2.6 million and our selling, general, and administrative payroll expenses by approximately $2.7 million YoY. This excludes one-time termination costs associated with our reductions-in-force, which totaled approximately $2.1 million.

Additionally, following our production pause, we decreased our outstanding 2025 and future production-related commitments with our suppliers from approximately $42 million to approximately $13 million. Through these and other actions, we reduced the Company’s future cash obligations and further streamlined our operating expenses. As a result, our non-Generally Accepted Accounting Principles (GAAP) net loss for 2025 decreased by 18%, from $70 million for the year ended 2024, to $58 million for the year ended 2025.

“We continue to believe that REE’s technology, engineering capabilities and intellectual property portfolio represent meaningful strategic value, and we remain focused on evaluating strategic alternatives and opportunities for the business,” said Daniel Barel, REE’s CEO and co-founder.

2025 Year-End Financial Results and Recent Highlights

●	Cash & cash equivalents were $14.2 million as of December 31, 2025, compared to $54.3 million (excluding a credit facility of $18 million, which expired at year-end 2025) in cash & cash equivalents as of December 31, 2024. As of May 4, 2026, our cash and cash equivalents were $4.9 million.

●	Free Cash Flow (FCF) burn decreased year-over-year (YoY) by $1.5 million or 2%, from $76.5 million for the year ended December 31, 2024 to $75.0 million for the year ended December 31, 2025. The decrease was primarily due to the cost-reduction-plan announced in June 2025 and was partially offset by production-related costs incurred prior to the pause in production, which mainly related to inventory purchases for the P7 program, a lower UK R&D tax credits YoY, and the absence in 2025 of UK APC grants that were previously received in 2024.

●	GAAP net loss decreased by approximately 50%, from $111.8 million for the year ended December 31, 2024 to $55.8 million for the year ended December 31, 2025. The YoY improvement was primarily driven by non-cash income from the remeasurement of warrants and derivative liabilities following a decrease in REE’s share price in 2025 as well as by savings realized in connection with our cost-reduction-plan and the related reduction-in-force. These improvements were partially offset by non-cash inventory write-downs and impairment of long-lived assets related to the pause in production, a lower UK R&D tax credits YoY, and the absence in 2025 of UK APC grants that were previously received in 2024.

●	Non-GAAP net loss decreased by approximately 18%, from $70.3 million for the year ended December 31, 2024, to $57.7 million for the year ended December 31, 2025. The YoY improvement was primarily driven by savings in connection with our cost-reduction plan and the reduction-in-force thereunder. These savings were partially offset by lower UK R&D tax credits YoY and the absence in 2025 of UK APC grants that were previously received in 2024.

●	Subsequently, in the fourth quarter 2025, the Company began engaging with counterparties regarding strategic alternatives intended to maximize shareholder value and it engaged TD Securities (USA) LLC as its financial advisor to assist it in its strategic review process.

The Company continues to evaluate measures intended to preserve liquidity and maximize shareholder value, including additional operational cost reductions and strategic alternatives.

A reconciliation of GAAP to non-GAAP measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

We have provided financial information in this press release that has not been prepared in accordance with GAAP. These non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with peer companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures provided in the financial statement tables below.

We believe that Free Cash Flow (FCF) to be a liquidity measure that provides useful information to management and investors about the amount of cash used in our operational activities and capital expenditures. Free Cash flow burn represents the negative cash outflow used in our operating activities and for purchases of property and equipment.

We believe that non-GAAP net loss reflects an additional means of evaluating REE’s ongoing operating results and trends. We believe that this non-GAAP measure provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

About REE Automotive

REE Automotive (Nasdaq: REE) is an automobile technology company that develops and produces cutting edge software-defined vehicle, or SDV, technology that manages vehicle operations and features through proprietarily-developed software, enabling what we believe to be safer, more modular, and better performing vehicles. Our advanced SDV technology utilizes zonal architecture to enhance redundancy and stability and it contains the capabilities for updates and improvements over-the-air throughout an SDV’s lifespan. This makes Powered by REE® vehicles highly adaptable to customer and market changes and our technology is designed in an effort to be future proofed, autonomous capable. As the first company to FMVSS certify a full by-wire vehicle in the U.S., REE’s proprietary by-wire technology for drive, steer and brake control eliminates the need for mechanical connection. Our approach of “complete not compete” allows original equipment manufacturers, or OEMs, and technology companies to license our technology in order to design and build vehicles reliant upon our SDV technology to their specific requirements and needs. To learn more about REE Automotive’s patented technology and unique value proposition that position the Company to break new ground in e-mobility, visit www.ree.auto.

Caution About Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include, among others, statements about the Company’s evaluation of methods to preserve liquidity and maximize shareholder value, including operational cost reductions and strategic alternatives. Actual results of matters addressed in these forward-looking statements involve risks and uncertainties and may differ substantially from those expressed or implied. Factors that could cause actual results to differ are discussed in the sections entitled “Cautionary Note Regarding Forward-Looking Statements”, “Risk Factors”, and “Operating and Financial Review and Prospects” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2026, as updated by the REE’s subsequent filings with the SEC. The forward-looking statements in this press release speak only as of the date of this press release, and we undertake no obligation to update any forward-looking statements.

REE AUTOMOTIVE LTD.

Condensed Consolidated Statements of Comprehensive Loss

U.S. dollars in thousands (except share and per share data) (Unaudited)

	Twelve Months Ended
	December 31,	December 31,
	2025	2024
Revenues	$1,297	$183
Cost of revenues	17,571	3,681
Gross loss	$(16,274)	$(3,498)
Operating expenses:
Research and development expenses, net	45,432	49,460
Selling, general and administrative expenses	19,988	26,171
Other expenses	24,716	—
Total operating expenses	90,136	75,631
Operating loss	$(106,410)	$(79,129)
Income (Loss) from warrants remeasurement	37,953	(22,750)
Financial income (expenses), net	10,658	(7,812)
Net loss before income tax	(57,799)	(109,691)
Taxes on income (tax benefit)	(1,992)	2,063
Net loss	$(55,807)	$(111,754)
Net comprehensive loss	$(55,807)	$(111,754)
Basic and diluted net loss per Class A ordinary share	$(1.74)	$(7.01)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	32,140,321	15,933,291

REE AUTOMOTIVE LTD.

Condensed Consolidated Balance Sheets

U.S. dollars in thousands (except share and per share data) (Unaudited)

	December 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,246	$72,262
Accounts receivable	24	11
Inventory	—	3,075
Other accounts receivable and prepaid expenses	691	7,158
Total current assets	14,961	82,506

NON-CURRENT ASSETS:
Non-current restricted cash	1,973	2,510
Other accounts receivable and prepaid expenses	2,386	3,091
Operating lease right-of-use assets	15,004	20,063
Property and equipment, net	3,857	22,110
Total non-current assets	23,220	47,774
TOTAL ASSETS	$38,181	$130,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short term loan	$—	$18,008
Trade payables	1,736	5,602
Other accounts payable and accrued expenses	7,337	7,966
Operating lease liabilities	3,637	4,607
Total current liabilities	12,710	36,183

NON-CURRENT LIABILITIES:
Warrants liability	3,197	41,150
Convertible promissory notes	4,830	14,758
Deferred tax liability	—	1,782
Operating lease liabilities	10,694	13,279
Total non-current liabilities	18,721	70,969
TOTAL LIABILITIES	31,431	107,152

SHAREHOLDERS’ EQUITY:
Ordinary Shares of no par value	—	—
Additional paid-in capital	1,010,447	971,018
Accumulated deficit	(1,003,697)	(947,890)
Total shareholders’ equity	6,750	23,128
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$38,181	$130,280

REE AUTOMOTIVE LTD.

Condensed Consolidated Statements of Cash Flows

U.S. dollars in thousands (Unaudited)

	Twelve Months Ended
	December 31,	December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(55,807)	$(111,754)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,090	3,182
Share-based compensation	5,067	9,585
Change in fair value of warrants liability	(37,953)	22,750
Change in fair value of derivative liability	(11,751)	9,143
Amortization of discount of convertible promissory note	883	476
Interest expenses	932	872
Decrease (increase) in accrued interest on short-term investments	—	895
Decrease (increase) in inventory	3,075	(3,412)
Decrease (increase) in accounts receivable	(13)	444
Decrease (increase) in other accounts receivable and prepaid expenses	5,269	(419)
Change in operating lease right-of-use assets and liabilities, net	1,065	390
Increase (decrease) in trade payables	(4,280)	1,905
Increase (decrease) in other accounts payable and accrued expenses	(1,230)	(4,956)
Increase (decrease) in deferred tax liability	(1,782)	1,782
Impairment of long-lived assets	24,716	—
Loss from property and equipment sales and disposals	9	132
Net cash used in operating activities	(68,710)	(68,985)

Cash flows from investing activities:
Purchase of property and equipment	(6,305)	(7,531)
Proceeds from sale of property and equipment	100	—
Proceeds from short-term investments	—	43,500
Net cash provided by (used in) investing activities	(6,205)	35,969
Cash flows from financing activities:
Proceeds from issuance of Ordinary Shares, net	34,361	45,535
Proceeds from exercise of options and warrants	1	13
Repayment of short term loan	(18,000)	(15,000)
Proceeds from short term loan	—	18,000
Proceeds from issuance of warrants	—	15,000
Net cash provided by financing activities	16,362	63,548
Increase (Decrease) in cash, cash equivalents and restricted cash	(58,553)	30,532
Cash, cash equivalents and restricted cash at beginning of year	74,772	44,240
Cash, cash equivalents and restricted cash at end of period	$16,219	$74,772

Reconciliation of GAAP Financial Metrics to Non-GAAP

U.S. dollars in thousands (except share and per share data) (Unaudited)

Reconciliation of Net Loss to Adjusted EBITDA

	Twelve Months Ended
	Dec 31,	Dec 31,
	2025	2024
Net loss on a GAAP Basis	$(55,807)	$(111,754)
Financial expenses (income), net	(10,658)	7,812
Taxes on income (tax benefit)	(1,992)	2,063
Loss (Income) from warrants remeasurement	(37,953)	22,750
Depreciation and amortization	7,030	6,767
Share-based compensation	5,067	9,585
Inventory write-downs and non-recurring expenses related to pause in production (1)	15,936	—
Impairment of long-lived assets (2)	24,716	—
Non-recurring expenses related to reduction-in-force (3)	2,101	—
Adjusted EBITDA	$(51,560)	$(62,777)

(1)	Includes inventory write-downs to net realizable value and write-offs of inventory that currently has no operational use and one-time costs related to the pause in production.
(2)	Impairment charges of long-lived assets and loss from lease termination.
(3)	Includes one-time expenses related to reduction-in-force plan.

Reconciliation of net cash used in operating activities to Free Cash Flow

Twelve Months Ended Dec 31, 2025 Dec 31, 2024

	Twelve Months Ended
	Dec 31,	Dec 31,
	2025	2024
Net cash used in operating activities	$(68,710)	$(68,985)
Purchase of property and equipment	(6,305)	(7,531)
Free Cash Flow	$(75,015)	$(76,516)

Reconciliation of GAAP operating expenses to Non-GAAP operating expenses; GAAP net loss to Non-GAAP net loss, and presentation of Non-GAAP net loss per Share, basic and diluted:

	Twelve Months Ended
	Dec 31,	Dec 31,
	2025	2024
GAAP operating expenses	$90,136	$75,631
Share-based compensation	(5,067)	(9,585)
Impairment of long-lived assets (2)	(24,716)	—
Non-recurring expenses related to reduction-in-force (3)	(2,101)	—
Non-GAAP operating expenses	$58,252	$66,046

GAAP net loss	$(55,807)	$(111,754)
Loss (Income) from warrants remeasurement	(37,953)	22,750
Loss (Income) from derivatives remeasurement	(11,751)	9,143
Share-based compensation	5,067	9,585
Inventory write-downs and non-recurring expenses related to pause in production (1)	15,936	—
Impairment of long-lived assets (2)	24,716	—
Non-recurring expenses related to reduction-in-force (3)	2,101	—
Non-GAAP net loss	$(57,691)	$(70,276)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	32,140,321	15,933,291
Non-GAAP basic and diluted net loss per share	$(1.79)	$(4.41)

(1)	Includes inventory write-downs to net realizable value and write-offs of inventory that currently has no operational use and one-time costs related to the pause in production.
(2)	Impairment charges of long-lived assets and loss from lease termination.
(3)	Includes one-time expenses related to reduction-in-force plan.